July 25, 2013

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washing, D.C. 20549

Re:	Soupman, Inc. Form 10K for fiscal year Ended August 31, 2012 Filed December 14, 2012 Response dated June 10, 2013 File No. 0-53943

Dear Mr. Thompson:

We are in receipt of your letter dated June 28, 2013 regarding Soupman, Inc. (“Soupman”).  We have set forth the staff’s numbered comments in their entity followed by our response.

Item  7.  Management’s Discussion and Analysis of Financial Condition and Result s of Operations, page 15

Current and Future Financing Needs, page 17

1.
We reviewed your response to comment two in our letter dated May 22, 2013.  As noted in our letters dated March 22, 2013 and May 22, 2013, your proposed disclosure regarding the anticipated impact of any changes to your operations or business plans in light of your liquidity is insufficient in its discussion of the anticipated impact such changes would have on your revenues, income and liquidity.  In your next supplemental response, provide us with your proposed revised disclosure addressing revenues, income and liquidity.

Response: Here is how we updated this section in the current 10Q.

We are currently seeking additional funding from investors as well as an investment bank for an operating line of credit secured by receivables and inventory. While we believe we will require approximately $6,000,000 to implement our full business strategy, we believe that if we are able to raise no less than $1,500,000, it will be sufficient to support our operations for the next 12 months. If we are unable to raise the entire $6,000,000, we will be forced to reduce our marketing and promotion efforts and potentially the size of our operations as well, unless current sales increase enough to support implementing our full business plan. We believe that at $6,000,000 in sales, our operations would be self-sustaining and cash flow positive. Due to the fact that we use co-packers to manufacture our products, have no bricks and mortar, rent very modest space and only have 10 full time employees, many of our fixed costs are minimal and will remain unchanged regardless of how much money we are able to raise. If we are forced to reduce our marketing and promotion efforts and/or size of our operations because we are unable to raise the entire $6,000,000 and current sales do not increase enough to support implementing our full business plan, our revenues will likely be less than had we been able to implement our full program, and as a direct result our income may suffer, and may not be sufficient to cover our negative cash flow, negatively affecting our liquidity.

Item 8. Financial Statements and Supplemental Data, page 19

Note 13 – Commitments and Contingencies, page 38 Litigations, Claims and Assessments, page 38

2.
We reviewed your response to comment 10 in our letter dated May 22, 2013. Please note that ASC 450 requires that an estimated loss be accrued if information available before the financial statements are issued or available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.  ASC 450 also requires disclosure of the nature of a contingency if there is at least a reasonable possibility that a loss may have been incurred and an accrual is not made or if an exposure to loss exists in excess of the amount accrued and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  It does not appear that you accrued any losses related to the SKI bankruptcy case or the GSM case, which includes a demand for compensatory damages and/or punitive damages, and you have not provided the disclosures required by ASC 450- 20-50-4. Please disclose in future annual report filings an estimate of the possible loss or range of loss in excess of amounts accrued, or if you are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made.  Also, please provide similar disclosures in future quarterly filings for material contingencies even though a significant change since year end may not have occurred.  Refer to ASC 450 and Rule 8-03 of Regulation S-X.

Response: We at this time do not believe that there will be any losses from these two current cases. We will however address them in their entity when we file the next 10K and will make any appropriate adjustments to accrue for losses if deemed necessary.

Note 14 –  Acquisition, page 39

3.	We reviewed your response to comment five in our letter May 22, 2013. Please provide us a copy of the written voting agreement between the investors. Response: To be completed.

Item 11. Executive Compensation, page 46

4.
We reviewed your response to comment six in our letter dated May 22, 2013 and reissue the comment in part.  As previously requested in our  letters dated March 22, 2013 and May 22, 2013, please confirm you will disclose the explanation you provided to us in response to comment 15 in our letter dated February 4, 2013, or a summary thereof, in your amended Form 10-K.

Response: We will include the required information in the 10K. We will reduce the amount of cash compensation paid by the amount that is represented by stock in lieu of cash. We have attached the three employment agreements.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

5.	We reviewed your response to comment seven in our letter dated May 22, 2013 and reissue the comment in part. Please confirm you will disclose in your amended 10-K:

•	the information you provided to us supplementally in response to comment 16 in our letter dated February 4, 2013;
•	the information you provided to us supplementally in response to comment 7 in our letter dated May 22, 2013; and
•	the information required by Item 404(a)(5) of Regulation S-K, including:
-	the largest aggregate amount of principal outstanding during the period for which disclosure is provided;
-	the amount thereof outstanding as of the latest practicable date;
-	the amount of principal paid during the periods for which disclosure is provided; and
-	the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Response:  In our latest response we included all of the latest numbers.  There have been no repayments and the Company has taken a reserves against the collection of these amounts which has been documented in the financial statements.

If you have any questions or need additional information, please contact me at 212-768-7687.

Sincerely, Robert N. Bertrand President & CFO

1110 South Avenue, Staten Island, New York 10314
Phone (212)-768-7687 Facsimile (212)-768-7055   OTC:BB SOUP

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of September 2010 by and between The Original Soupman, Inc. (herein called ("COMPANY"), a company incorporated under the laws of the State of Delaware and having its principal place of business at 1110 South Ave., Suite 100, Staten Island, NY 10314 and MR. ROBERT BERTRAND, an individual residing at 14 Haviland Street, Norwalk, CT 06854 (herein called "EXECUTIVE").

WITNESSETH:

WHEREAS, COMPANY wishes to employ EXECUTIVE in the position of President and Chief Financial Officer; and

WHEREAS, EXECUTIVE wishes to be so employed.

NOW, THEREFORE, in consideration of the mutual promises and mutual covenants contained herein, the parties agree as follows:

1.
During the employment term of three (3) years from the date set forth above, COMPANY shall employ EXECUTIVE as President and Chief Financial Officer of the COMPANY, and EXECUTIVE accepts employment in such capacity and agrees to perform such duties as are consistent with said position. EXECUTIVE's employment by COMPANY shall be "at will" and shall be for as long as COMPANY shall continue employment, except that COMPANY agrees not to terminate this Agreement during the initial year except, for cause, as defined in Paragraph 9 of this Agreement. Subsequent to the first anniversary of your employment, COMPANY shall have the right to terminate this Agreement upon ninety (90) days prior notice. Upon termination, EXECUTIVE shall have only such rights as are afforded to full-time executives of COMPANY.

2.
During your employment, you shall devote your business time and efforts to the business and affairs of COMPANY. EXECUTIVE shall be a full-time employee of COMPANY and shall be entitled to all benefits afforded full-time employees of COMPANY, as same may change from time-to-time.

1

3.
It is recognized that EXECUTIVE, in the performance of his duties hereunder, will be required to expend sums for travel and for the entertainment of various persons, including representatives of companies with whom COMPANY has or might expect to have business relationships. COMPANY shall reimburse EXECUTIVE for reasonable business expenses incurred by EXECUTIVE in accordance with COMPANY travel and entertainment policy Coring the employment term in connection with the performance of his duties hereunder, conditioned upon and subject to receipt by COMPANY from EXECUTIVE of an appropriate itemized accounting with vouchers, where obtainable, attached.

4.	During your employment by COMPANY, you agree not to perform services for any other soup company.

5.
EXECUTIVE's services hereunder shall be performed primarily in the New York City/New Jersey Metropolitan area where COMPANY has its principal place of business. EXECUTIVE understands and agrees, however, that the nature of his duties hereunder may also require reasonable period of travel, from time to time.

6.	As full compensation during the employment term for EXECUTIVE's services hereunder and the obligations assumed and agreements given by EXECUTIVE hereunder: COMPANY and EXECUTIVE agree as follows:

(a)	COMPANY shall pay EXECUTIVE a gross annual Base Sal

Base Salary Year One Base Salary Year Two Base Salary Year Three	$150,000.00 $160,000.00 $170,000.00

The Executive agrees to be paid at the rate of $100,000 annually with the balance accruing and payable at the end of each year in cash so long as the Company has cash reserves of over $750,000 in the bank. If not paid in cash the compensation will be paid in stock.

(b)	COMPANY shall provide to EXECUTIVE all benefits regularly afforded to full-time employees of COMPANY.

2

(c)
EXECUTIVE shall be granted CASHLESS options to purchase a total of 250,000 shares of common stock of the COMPANY at an exercise price of 10 (100) Cent per share. The options shall vest, and be exercisable beginning as follows on the anniversary date of this Agreement

(i)       100,000 shares on the first day of year 1;

(ii)      75,000 shares on the first day of year 2;

(iii)     75,000 shares on the first day of year 3.

(d)	EXECUTIVE shall receive an automobile allowance of $600.00 per month, payable on the first day of each month.

(e)	EXECUTIVE shall receive medical insurance coverage during his employment with coverage and deductible limits not less favorable than the insurance in effect as of the date of this Agreement.

(f)
COMPANY shall, at its discretion obtain and maintain during EXECUTIVE's employment, at its expense, "key man" life insurance on the life of EXECUTIVE in an amount of $500,000.00. EXECUTIVE shall be entitled to designate the beneficiary of $250,000.00 of such insurance.

(g)	EXECUTIVE shall be entitled to participate in all 4401k retirement, deferred benefit, and retirement plans offered to, or provided to any other employee of COMPANY.

7.	EXECUTIVE shall be entitled to two (2) weeks vacation, with pay, whichshall be taken so as to not interfere with the performance of his tilligations hereunder or otherwise reimbursed in cash.

3

8.
COMPANY shall have the right at any time, including during the term of this Agreement, by written notice to EXECUTIVE, to terminate this Agreement and to discharge EXECUTIVE for cause if one or both of these following events should occur during the employment term:

(a)	EXECUTIVE is convicted in a court of law of a (i) felony or (ii) any crime or offense involving material misuse or misappropriation of money or other property of COMPANY; or

(b)	EXECUTIVE breaches a material provision of this Agreement and such breach continues for a period of ten (10) business days after written notices of such breach is given to EXECUTIVE by COMPANY.

The determination of whether EXECUTIVE has breached a material provision of this Agreement shall he made by the Board of Directors of COMPANY after a hearing at which EXECUTIVE shall he entitled to be present and he heard. to be represented by counsel, and to present witnesses and evidence. The COMPANY and EXECUTIVE agree to binding arbitration in the State of New York by the American Arbitration Association in the event of a dispute regarding termination which shall consist of a panel of three arbitrators to be agreed upon mutually.

9.	If EXECUTIVE should die during the employment term, this Agreement shall terminate on the last day of the calendar month in which his death occurs.

10.
If EXECUTIVE is totally unable to perform his duties hereunder because of physical or mental disability for a continuous period of six (6) months or any twelve (12) months, then EXECUTIVE's obligation to thereafter perform services hereunder and COMPANY'S obligation to thereafter make payments hereunder shall cease so long as the disability shall continue. Howeer, Base Salary and Additional Compensation, if any, shall continue for a period of six (6) months after death.

11.
If this Agreement is terminated pursuant to Paragraph 9 or 10 hereof, EXECUTIVE shall have no further rights against COMPANY under this Agreement except the right to (i) receive unpaid Base Salary, Additional Compensation, and stock under Paragraph 7 to be reimbursed for expenses incurred hk him through the termination date as provided in Paragraph 4.

4

12.
In the course of your employment, you have, and will continue to have, access to trade secrets, confidential records, formulas_ specifications, methods of doing business, and other data owned by COMPANY and its clients. During your employment, and thereafter, you will not directly or indirectly: disclose such information to any person or use any such information, except as required in the course of your employment or in litigation. In the case of litigation, you will give COMPANY reasonable notice of the possibility such disclosures or use will occur, or unless such information has become publicly available through no fault of yours. All records, tiles, drawings, documents, models, equipment and the like relating to the business of COMPANY, which you prepare or use or you come into contact with, will be and remain the sole property of COMPANY and will not be removed from the business premises of COMPANY without written consent of COMPANY except as reasonably required in the regular course of your employment.

13.
EXECUTIVE represents and warrants that he is not a party to any agreement, contract or understanding, whether of employment or otherwise, which would in any way restrict or prohibit him from undertaking and performing in accordance with the terms and conditions of this Agreement.

14.
All notices hereunder shall be in writing and shall be sent by registered mail, return receipt requested, or personally delivered to each of the parties hereto at the address set forth above, or at such other address as either party may, from time to time, designate to the other in writing.

15.
This Agreement and the rights and obligations hereunder may not be assigned by either party hereto. This Agreement shall be binding upon any corporate or other successor of COMPANY which shall acquire. directly or indirectly, by merger, consolidation, purchase or otherwise of all or substantially all the assets of COMPANY.

16.
The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered as a waiver of any right hereunder, nor shall it deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision of this Agreement must be in writing.

5

17.
This Agreement contains the entire understanding between the parties hereto relating to the subject matter hereof and can be amended, modified or discharged only by a written agreement signed by EXECUTIVE, and COMPANY.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

The Original SoupMan, Inc.

By:	/s/ Arnold Casle	DATE: 9/1/2010
ARNOLD CASLE
CEO

/s/ Robert Bertrand		DATE: 9/1/2010
Robert Bertrand
President

Employment Agreement/Bertrand/9-10

6

Exhibit "A"

3 YEAR FINANCIAL FORECAST

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 1St day of September 2010 by and between The Original Soupman, Inc. (herein called ("COMPANY"), a company incorporated under the lows of the State o\f Delaware and having its principal place of business at 1110 South Ave. Suite 100, Staten Island, NY 10314 and MR. ARNOLD CA SALE, an individual residing at 185 Carlton Ave. Staten Island, NY 10312 (herein called "EXECUTIVE").

WITNESSETH:

WHEREAS, COMPANY wishes to employ EXECUTIVE in the position of Chief Executive Officer; and

WHEREAS, EXECUTIVE wishes to be so employed.

NOW, THEREFORE, in consideration of the mutual promises and mutual covenants contained herein, the parties agree as follows:

1.
During the employment term of three (3) years from the date set forth above, COMPANY shall employ EXECUTIVE as Chief Executive Officer of the COMPANY, and EXECUTIVE accepts employment in such capacity and agrees to perform such duties as are consistent with said position. EXECUTIVE's employment by COMPANY shall be "at will" and shall be for as long as COMPANY shall continue employment, except that COMPANY agrees not to terminate this Agreement during the initial year except, for cause, as defined in Paragraph 9 of this Agreement. Subsequent to the first anniversary of your employment, COMPANY shall have the right to terminate this Agreement upon ninety (90) days prior notice. Upon termination, EXECUTIVE shall have only such rights as are afforded to full-time executives of COMPANY.

1

3.
It is recognized that EXECUTIVE in the performance of his duties hereunder, will be required to expend sums for travel and for the entertainment of various persons, including representatives of companies with whom COMPANY has or might expect to have business relationships. COMPANY shall reimburse EXECUTIVE for reasonable business expenses incurred by EXECUTIVE in accordance with COMPANY travel and entertainment  policy during the employment term in connection with the performance of his duties hereunder. conditioned upon and subject to receipt by COMPANY from EXECUTIVE of an appropriate itemized accounting with vouchers, where obtainable, attached.

4.	During your employment by COMPANY, you agree not to perform services for any other soup company.

5.
EXECUTIVE's services hereunder shall be performed primarily in the New York City/New Jersey Metropolitan area where COMPANY has its principal place of business. EXECUTIVE understands and agrees, however., that the nature of his duties hereunder may also require reasonable periods of travel, from time to time.

6.	As full compensation during the employment term for EXECUTIVE's services hereunder and the obligations assumed and agreements given by EXECUTIVE hereunder: COMPANY and EXECUTIVE agree as follows:

(a)	COMPANY shall pay EXECUTIVE a gross annual Base Salary as follows:

Base Salary Year One Base Salary Year Two Base Salary Year Three	$150,000.00 $175,000.00 $200,000.00

The Executive agrees to be paid at the rate of $100,000 annually with the balance accruing and payable at the end of each year in cash so loth; as the Company has cash reserves of over $750,000 in the bank. if not paid in cash the compensation will be paid in stock.

2

(b)	COMPANY shall provide to EXECUTIVE all benefits regularly afforded to full-time employees of COMPANY.

(c)
EXECUTIVE shall be granted CASHLESS options to purchase a total of 300,000 shares of common stock of the COMPANY at an exercise price of 10 (10¢) Cent per share. The options shall vest, and he exercisable beginning as follows on the anniversary date of this Agreement

(i)	100,000 shares on the first day of year 1;

(ii)	75,000 shares on the first day of year 2;

(iii)	75,000 shares on the first day of year 3.

(d)	EXECUTIVE shall receive an automobile allowance of $600.00 per month, payable on the first day of each month.

(e)	EXECUTIVE shall receive medical insurance coverage during his employment with coverage and deductible limits not less favorable than the insurance in effect as of the date of this Agreement.

(f)
COMPANY shall obtain and maintain during EXECUTIVE's employment, at its expense, "key man" life insurance on the life of EXECUTIVE in an amount of $500.000.00. EXECUTIVE shall be entitled to designate the beneficiary of $250,000.00 of such insurance.

(g)	EXECUTIVE shall be entitled to participate in all 401k, retirement, deferred benefit, and retirement plans offered to, or provided to any other employee of COMPANY.

7.	EXECUTIVE shall be entitled to two (2) weeks vacation, with pay, which shall be taken so as to not interfere with the perlormance of his ohligations hereunder or otherwise reimbursed in cash.

3

8.
COMPANY shall have the right at any time, including during the term of this Agreement, by written notice to EXECUTIVE, to terminate this agreement and to discharge EXECUTIVE for cause if one or both of these following events should occur during the employment term:

(a)	EXECUTIVE is convicted in a court of law of a (i) felony or (ii) any crime or offense involving material misuse or misappropriation a money or other property of COMPANY; or

(b)	EXECUTIVE breaches a material provision of this Agreement and such breach continues for a period of ten (10) business days after written notices of such breach is given to EXECUTIVE by COMPANY.

The determination of whether EXECUTIVE has breached a material provision or this Agreement shall he made by the Board of Directors of COMPANY alter a hearing at which EXECUTIVE shall be entitled to be present and he heard, to be represented by counsel, and to present witnesses and evidence. The COMPANY and EXECUTIVE agree to binding arbitration in the State of New York by the American Arbitration Association in the event of a dispute regarding termination which shall consist of a panel of three arbitrators to be agreed upon mutually.

9.	If EXECUTIVE should die during the employment term, this Agreement shall terminate on the last day of the calendar month in which his death occurs.

10.
EXECUTIVE is totally unable to perform his duties hereunder because of physical or mental disability for a continuous period of six (6) months or any twelve (12) months. then EXECUTIVE's obligation to thereafter perform services hereunder and COMPANY's obligation to thereafter make payments hereunder shall cease so long as the disability shall continue. However, Base Salary and Additional Compensation, if any, shall continue for a period of six (6) months after death.

4

11.
If this Agreement is terminated pursuant to Paragraph 9 or 10 hereof, EXECUTIVE shall have no further rights against COMPANY under this Agreement except the right to (i) receive unpaid Base Salary, Additional Compensation, and stock under Paragraph 7 to be reimbursed for expenses incurred by him through the termination date as provided in Paragraph 4.

12.
In the course of your employment, you have, and will continue to have, access to trade secrets, confidential records, formulas, specifications, Methods of doing business, and other data owned by COMPANY and its clients. During your employment, and thereafter, you will not directly or indirectly disclose such information to any person or use any such information, except as required in the course of your employment or in litigation. In the case of litigation, you will give COMPANY reasonable notice of the possibility such disclosures or use will occur, or unless such information has become publicly available through no fault of yours. All records, tiles, drawings, documents, models, equipment and the like relating to the business of COMPANY, which you prepare or use or you come into contact with. will be and remain the sole property of COMPANY and will not be removed from the business, premises of COMPANY without written consent of COMPANY except as reasonably required in the regular course of your employment.

13.
EXECUTIVE represents and warrants that he is not a party to any agreement, contract or understanding, whether of employment or otherwise, which would in any way restrict or prohibit him from undertaking and performing in accordance with the terms and conditions of this Agreement.

14.
All notices hereunder shall be in writing and shall be sent by registered mail, return receipt requested, or personally, delivered to each of the parties hereto at the address set forth above, or at such other address as either party may from time to time, designate to the other in writing.

15.
This Agreement and the rights and obligations hereunder may not be assigned by either party hereto. This Agreement shall be binding upon any corporate or other successor of COMPANY which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise of all or substantially all the assets of COMPANY.

5

16.
The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered as a waiver or any right hereunder, nor shall it deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision or this Agreement must be in writing.

17.
This Agreement contains the entire understanding between the parties hereto relating to the subject matter hereof and can be amended, modified or discharged only by a written agreement signed by EXECUTIVE, and COMPANY.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

The Original SoupMan, Inc.

By:	/s/ Robert Bertrand	DATE: 9/1/2010
ROBERT BERTRAND
PRESIDENT

/s/Arnold Casle		DATE: 9/1/2010
Arnold Casle

Employment Agreement/Bertrand/9-10

6

Exhibit "A"

3 YEAR FINANCIAL FORECAST

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of September 2010 by and between The Original Soupman, Inc. (herein called ("COMPANY"), a company incorporated under the laws of the State of Delaware and having its principal place of business at 1110 South Ave., Suite 100, Staten Island, NY 10314 and MR. DANIEL RUBANO JR„ an individual residing at 644 Laurel Ave, Holmdel, NJ 07733 (herein called "EXECUTIVE").

WITNESSETH:

WHEREAS, COMPANY wishes to employ EXECUTIVE in the position of Senior Vice President of Franchise Development; and

WHEREAS, EXECUTIVE wishes to be so employed.

NOW, THEREFORE, in consideration of the mutual promises and mutual covenants contained herein, the parties agree as follows:

1.
During the employment term of three (3) years from the date set forth above, COMPANY shall employ EXECUTIVE as Senior Vice President of Franchise Development of the COMPANY, and EXECUTIVE accepts employment in such capacity and agrees to perform such duties as are consistent with said position. EXECUTIVE's employment by COMPANY shall be "at will" and shall be for as long as COMPANY shall continue employment, except that COMPANY agrees not to terminate this Agreement during the initial year except, for cause, as defined in Paragraph 9 of this Agreement. Subsequent to the first anniversary of your employment, COMPANY shall have the right to terminate this Agreement upon ninety (90) days prior notice. Upon termination, EXECUTIVE shall have only such rights as are afforded to full-time executives of COMPANY.

2.
During your employment, you shall devote your business time and efforts to the business and affairs of COMPANY. EXECUTIVE shall be a full-time employee of COMPANY and shall be entitled to all benefits afforded full-time employees of COMPANY, as same may change from time-to-time.

3.
It is recognized that EXECUTIVE, in the performance of his duties hereunder, will be required to expend sums for travel and for the entertainment of various persons, including representatives of companies with whom COMPANY has or might expect to have business relationships. COMPANY shall reimburse EXECUTIVE for reasonable business expenses incurred by EXECUTIVE in accordance with COMPANY travel and entertainment policy during the employment term in connection with the performance of his duties hereunder, conditioned upon and subject to receipt by COMPANY from EXECUTIVE of an appropriate itemized accounting with vouchers, where obtainable, attached.

4.	During your employment by COMPANY, you agree not to perform services for any other soup company.

5.
EXECUTIVE's services hereunder shall be performed primarily in the New York City/New Jersey Metropolitan area where COMPANY has its principal place of business. EXECUTIVE understands and agrees, however, that the nature of his duties hereunder may also require reasonable periods of travel, from time to time.

6.	As full compensation during the employment term for EXECUTIVE's services hereunder and the obligations assumed and agreements given by EXECUTIVE hereunder: COMPANY and EXECUTIVE agree as follows:

(a)	COMPANY shall pay EXECUTIVE a gross annual Base Salary as follows:

Base Salary Year One	$25,000.00
Base Salary Year Two	$45,000.00
Base Salary Year Three	$70,000.00

The Executive agrees to be paid at the rate- annually with the rate listed above balance accruing and payable at the end of each year in cash so long as the Company has cash reserves of over $750,000 in the bank. If not paid in cash the compensation will be paid in stock.

(b)	COMPANY shall provide to EXECUTIVE all benefits regularly afforded to full-time employees of COMPANY.

(c)
EXECUTIVE shall be granted CASHLESS options to purchase a total of 250,000 shares of common stock of the COMPANY at an exercise price of 10 (100) Cent per share. The options shall vest, and be exercisable beginning as follows on the anniversary date of this Agreement

(i)    100,000 shares on the first day of year 1;

(ii)   75,000 shares on the first day of year 2;

(iii)  75,000 shares on the first day of year 3.

(d)	EXECUTIVE shall receive an automobile allowance of $400.00 per month, payable on the first day of each month.

(e)	EXECUTIVE shall receive medical insurance coverage during his employment with coverage and deductible limits not less favorable than the insurance in effect as of the date of this Agreement.

(f)
COMPANY shall obtain and maintain during EXECUTIVE' s employment, at its expense, "key man" life insurance on the life of EXECUTIVE in an amount of $500,000.00. EXECUTIVE shall be entitled to designate the beneficiary of $250,000.00 of such insurance.

(g)	EXECUTIVE shall be entitled to participate in all 401k, retirement, deferred benefit, and retirement plans offered to, or provided to any other employee of COMPANY.

7.	EXECUTIVE shall be entitled to two (2) weeks vacation, with pay, whichshall be taken so as to not interfere with the performance of his obligations hereunder or otherwise reimbursed in cash.

8.
COMPANY shall have the right at any time, including during the term of this Agreement, by written notice to EXECUTIVE, to terminate this Agreement and to discharge EXECUTIVE for cause if one or both of these following events should occur during the employment term:

(a)	EXECUTIVE is convicted in a court of law of a (i) felony or (ii) any crime or offense involving material misuse or misappropriation of money or other property of COMPANY; or

(b)	EXECUTIVE breaches a material provision of this Agreement and such breach continues for a period of ten (10) business days after written notices of such breach is given to EXECUTIVE by COMPANY.

The determination of whether EXECUTIVE has breached a material provision of this Agreement shall be made by the Board of Directors of COMPANY after a hearing at which EXECUTIVE shall be entitled to be present and be heard, to be represented by counsel, and to present witnesses and evidence. The COMPANY and EXECUTIVE agree to binding arbitration in the State of New York by the American Arbitration Association in the event of a dispute regarding termination which shall consist of a panel of three arbitrators to be agreed upon mutually.

9.	If EXECUTIVE should die during the employment term, this Agreement shall terminate on the last day of the calendar month in which his death occurs.

10.
If EXECUTIVE is totally unable to perform his duties hereunder because of physical or mental disability for a continuous period of six (6) months or any twelve (12) months, then EXECUTIVE's obligation to thereafter perform services hereunder and COMPANY's obligation to thereafter make payments hereunder shall cease so long as the disability shall continue. However, Base Salary and Additional Compensation, if any, shall continue for a period of six (6) months after death.

11.
If this Agreement is terminated pursuant to Paragraph 9 or 10 hereof, EXECUTIVE shall have no further rights against COMPANY under this Agreement except the right to (i) receive unpaid Base Salary, Additional Compensation, and stock under Paragraph 7 to be reimbursed for expenses incurred by him through the termination date as provided in Paragraph 4.

12.
In the course of your employment, you have, and will continue to have, access to trade secrets, confidential records, formulas, specifications, methods of doing business, and other data owned by COMPANY and its clients. During your employment, and thereafter, you will not directly or indirectly disclose such information to any person or use any such information, except as required in the course of your employment or in litigation. In the case of litigation, you will give COMPANY reasonable notice of the possibility such disclosures or use will occur, or unless such information has become publicly available through no fault of yours. All records, files, drawings, documents, models, equipment and the like relating to the business of COMPANY, which you prepare or use or you come into contact with, will be and remain the sole property of COMPANY and will not be removed from the business premises of COMPANY without written consent of COMPANY except as reasonably required in the regular course of your employment.

13.
EXECUTIVE represents and warrants that he is not a party to any agreement, contract or understanding, whether of employment or otherwise, which would in any way restrict or prohibit him from undertaking and performing in accordance with the terms and conditions of this Agreement.

14.
All notices hereunder shall be in writing and shall be sent by registered mail, return receipt requested, or personally delivered to each of the parties hereto at the address set forth above, or at such other address as either party may, from time to time, designate to the other in writing.

15.
This Agreement and the rights and obligations hereunder may not be assigned by either party hereto. This Agreement shall be binding upon any corporate or other successor of COMPANY which shall acquire, directly or indirectly, by merger, consolidation, purchase or otherwise of all or substantially ail the assets of COMPANY.

16.
The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered as a waiver of any right hereunder, nor shall it deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision of this Agreement must be in writing.

17.
This Agreement contains the entire understanding between the parties hereto relating to the subject matter hereof and can be amended, modified or discharged only by a written agreement signed by EXECUTIVE, and COMPANY.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

The Original SoupMan, Inc.

By:	/s/ Arnold Casale	DATE: 9/1/2010
ARNOLD CASALE CEO

/s/ Daniel Rubano Jr.		DATE: 9/1/2010
Daniel Rubano Jr.

Employment Agreement/RUBANO/9-10

Exhibit "A"

3 YEAR FINANCIAL FORECAST